

May 20, 2024

Elizabeth Coddington
Chief Financial Officer
Peloton Interactive, Inc.
441 Ninth Avenue, Sixth Floor
New York , New York, 10001

> **Re: Peloton Interactive, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **Correspondence filed April 15, 2024**
> **File No. 001-39058**

Dear Elizabeth Coddington:

We have reviewed your April 15, 2024, response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 20, 2024, letter.

Correspondence filed April 15, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, page 57

1. We note your response to comment 1. In future filings, please provide more detailed disclosures describing the nature and components of your non-GAAP adjustments. For example, if a non-GAAP adjustment includes multiple material components, please quantify and describe each of those components.

3. Revenue, page 81

2. We note your response to comment 3 and your statement that you consider warranty and services revenues to be immaterial for disclosure under ASC 606-10-50-5 and ASC 280-

10-50-40. Please quantify for us the impact of warranty and service revenues on your gross profit and gross profit percentage at both the consolidated level and the Connected Fitness Products segment level. To the extent that warranty revenues materially impact any gross profit measures, ensure you appropriately discuss the impacts within MD&A and expand on why quantification of such revenues is not necessary under the preceding guidance.

12. Debt , page 91

3. We note your response to comment 4. Since you choose to provide a table that quantifies "Total interest expense related to the Term Loan," please clarify why you believe it is both accurate and appropriate to exclude the most material portion of interest expense related to the loan.

Please contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Tammy Albarran